Faegre Drinker Biddle & Reath LLP
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March 14, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Megan Akst and Melissa Kindelan

Re: SPS Commerce, Inc.
Form 10-K the Fiscal Year Ended December 31, 2023
File No. 001-34702

Dear Ms. Akst and Ms. Kindelan,

This letter is submitted on behalf of SPS Commerce, Inc. (“we,” “us,” “our,” or the “Company”) in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated March 4, 2024, with respect to review of the above-referenced filing. For your convenience, we have reproduced the text of the Staff’s comments below in italics, and our response thereto follows each comment.

Form 10-K for the Fiscal Year Ended December 31, 2023
COMMENT 1
Management's Discussion and Analysis of Financial Condition and Results of Operations Metrics and Non-GAAP Financial Measures, page 28

March 14, 2024

We note you disclose on page 12 that in order to increase your revenue and achieve and maintain profitability you must sell additional products to existing customers and your customers must increase their use of products. You also disclose that you do not have long-term contracts with most of your recurring customers and therefore the lack of success in maintaining or improving forecasted renewal rates will have an adverse effect on revenue and financial results. Please tell us what measures or metrics management uses to monitor customer retention and renewals, if any, and revise to provide a quantified discussion of such measures for each period presented. Refer to SEC Release No. 33-10751.
RESPONSE 1
The Company respectfully acknowledges the Staff’s comment.
In preparing Management's Discussion and Analysis, the Company considers the SEC’s guidance “to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management.” The Company also considers the SEC’s guidance that metrics disclosed “should not deviate materially from metrics used to manage operations or make strategic decisions” per the SEC 2003 Interpretative Release, 34-48960 and as also referenced in the SEC Release No. 33-10751.

Disclosed Revenue Metrics
In our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Metrics and Non-GAAP Financial Measures, we disclose the following two primary metrics relating to revenue: Recurring Revenue Customers (defined as “customers with ongoing contracts to pay us monthly fees”) and Wallet Share (defined as “average recurring revenues per recurring revenue customer” and also commonly referred to as customer size or ARPU).
We believe these metrics are the most meaningful measures to assess our revenue performance and, as referenced in SEC Release No. 33-10751, are the key variables that management uses to manage our business. Additionally, we disclose the percentage of total revenue that is recurring, to supplement the metrics noted above.
These two metrics are presented consistently across our filings, investor materials and disclosures. Additionally, these metrics have been presented since our IPO 13 years ago, providing investors and other users with uniform metrics for assessment of revenue performance that are consistent with the metrics management uses to measure revenue growth. We have and will continue to monitor whether these remain the most relevant metrics for our revenue management and assessment, and will update the disclosure of metrics used, as and if materially applicable and appropriate.

March 14, 2024

Customer Retention and Renewals
We generally have a very high volume of lower value customer contracts. As disclosed, we had a substantial recurring revenue customer base consisting of approximately 44,800 such customers at December 31, 2023, with our largest customer representing less than 1% of our total revenues for each of the years ended December 31, 2023, 2022, and 2021. Additionally, our wallet share was approximately $11,550 as compared to our total recurring revenue of $502.0 million in 2023. Thus, on average, many of these customers and any related attrition of one of these customers, do not have a significant impact on our revenue in any particular period. Also, many of these customers are smaller organizations, which can mean uncertain financial viability for some of our customers, potentially leading to higher attrition rates, but that also does not have a significant impact on our revenue in any particular period. As a result, our revenue, as impacted by recurring revenue customers and wallet share, not customer retention and renewals, is most instructive to assessing our performance.
As disclosed and noted in the comment, most of our recurring revenue customers do not have long-term contracts. Due to this, there is an inherent risk in a significant loss of revenue, as disclosed in our corresponding risk factor. However, given that a majority of our customer contracts are “evergreen” in nature, we do not necessarily need to monitor customer contract renewals, since those contracts will auto-renew and do not need to be consistently renegotiated. This helps in mitigating the risk for significant loss of revenue from the lack of long-term contracts with our customers. As such, we do not believe it is necessary to use a customer attrition metric to track revenue performance, and that the two metrics of revenue performance that we do use, recurring revenue customers and wallet share, provide the most meaningful way to monitor our revenue performance. Further we believe the two metrics that we use, and disclose, implicitly reflect the impact of customer attrition. While customer attrition metrics can contribute to an overall understanding of revenue, they are not key metrics used by management to make strategic decisions for the business.
COMMENT 2
Year Ended December 31, 2023 compared to year ended December 31, 2022, page 30
You disclose that the increase in revenue resulted, in part, from continued business growth and business acquisitions. Please tell us and revise to disclose the amount or percentage of such increase from new customers versus existing customers as well as from business acquisitions, to provide additional context to your revenue growth as well as the extent to which your various business acquisitions have impacted such growth. Refer to Item 303(b) of Regulation S-K and Section III.B.1. of SEC Release No. 33-8350.
RESPONSE 2
The Company respectfully acknowledges the Staff’s comment.

March 14, 2024

Continued Business Growth (New Customers & Revenue Therefrom)
As noted above in our response to Comment 1, management monitors recurring revenue customers and wallet share as the primary metrics in assessing drivers of revenue performance. We do not actively track revenue broken out by new and existing customers. While we know a component of revenue growth is from new customers, we continue to manage and make decisions for the business on the consolidated revenue amount and overall customer base.
Our recurring revenue business model and goals to achieve long-term revenue growth are fueled by obtaining new customers; however, those new customers have a less meaningful contribution to revenue at the beginning of their tenure as our customer. Given the historical and anticipated adoption of new products and existing products at higher usage rates as the customer relationship matures, customers generally have a more meaningful impact when they are no longer “new” customers. Historically, and in each of the years ended December 31, 2023 or 2022, although not generally tracked, we believe new customers did not provide a material amount of revenue, and therefore their contribution to our revenue growth did not rise to the level of required disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations. Instead, we believe it is more appropriate, as we have done, to disclose the total change in the number of recurring revenue customers in each period, as that is the base from which a majority of our revenue was, and we expect will to continue to be, generated.
Business Acquisitions (Acquired Customers & Revenue Therefrom)
As disclosed and noted in the comment, in certain periods, increases in our revenue have been partially attributable to business acquisitions. Given the complementary nature of the existing customer base of many businesses we acquire, we generally are able to quickly integrate acquired businesses into our core operations, including the billing/revenue cycle. These integrations begin shortly after acquisition with customers being incorporated into our normal client operations and processes over the ensuing months. Full integration may occur in as short as six months, and otherwise typically within 12 months, post-acquisition. However, we begin to integrate portions of the acquired customer base by cross-selling our products and re-contracting in certain situations within the first few months following acquisition. Upon integration, customers of the acquired business are merged into our core systems, processes, contracts and reporting, which includes our broader and existing customer base, and therefore it becomes impractical without undue effort or burden to separate, track, and measure these acquired customers on a standalone basis. As a result, the lack of longer-term separate measurement of customers from existing and acquired businesses does not allow for year-over-year acquisition-related revenue comparability. Therefore, we do not believe it is possible without undue effort or meaningful to disclose revenue from recently completed business combinations within Management's Discussion and Analysis of Financial Condition and Results of Operations.
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On behalf of the Company, we appreciate the opportunity to respond to your comments. If you have any questions, please feel free to contact me at (317) 569-4887.

March 14, 2024

Respectfully,
FAEGRE DRINKER BIDDLE & REATH LLP
/s/ Christine G. Long
Christine G. Long

cc:
Kimberly Nelson, SPS Commerce, Inc.
Brian Senger, SPS Commerce, Inc.
Jonathan Zimmerman, Faegre Drinker Biddle & Reath LLP